Exhibit 99.1

Navigator Gas Announces Signing of $205.8 Million Financing for Two Newbuild Vessels, Incorporating its First JOLCO Sale Leaseback

LONDON, June 18, 2026 – Navigator Holdings Ltd. (“Navigator Gas” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announces today that certain of its subsidiaries have entered into financing arrangements to finance the construction and delivery of two newbuild gas carriers (the “Vessels”) currently under construction in China by Jiangnan Shipyard (Group) Co. Ltd. and China Shipbuilding Trading Co. Ltd. (jointly the “Shipyard”), pursuant to shipbuilding contracts entered into in 2024, as previously announced on November 20, 2024. Delivery of the Vessels is expected in 2027.

To fund construction-stage obligations, the Company’s subsidiary, Navigator Gas L.L.C. (the “Borrower”), has entered into a secured pre-delivery term loan of up to $164,640,000 with BNP PARIBAS (acting through its Tokyo Branch) (the “Bridge Facility”). The Bridge Facility will finance up to 80% of the Borrower’s payments of pre-delivery instalments to the Shipyard.

On delivery of the Vessels, the Bridge Facility will be refinanced by, and transition into, a $205,800,000 long-term sale and leaseback arrangement under a Japanese Operating Lease with Call Option (“JOLCO”), Navigator Gas’ first financing using this structure, and one which will cover the full purchase price of the Vessels alongside very competitive pricing.

In accordance with the terms of the JOLCO, on delivery the Vessels will be sold to special purpose companies acting as owners (the “Lessor Owners”) and immediately bareboat chartered back to the Company’s subsidiaries, Navigator Polaris L.L.C. and Navigator Proxima L.L.C. as charterers. Navigator Gas will at all times retain full responsibility for the commercial and technical operation of the Vessels, including crewing, maintenance, insurance and management, and will benefit from purchase options under the relevant bareboat charters, the last of which occurs eight and a half (8.5) years after each vessel delivery.

The Bridge Facility and JOLCO arrangements are secured by customary pre- and post-delivery security packages respectively, including, among other things, assignments of the shipbuilding contracts and refund guarantees.

Gary Chapman, Chief Financial Officer, commented:

“This financing reflects our continued commitment to disciplined capital allocation and our ability and desire to access diverse and cost-effective funding solutions. The structure provides long-term financing, and the introduction of the JOLCO structure into Navigator’s portfolio marks a further step in the evolution of our funding strategy, again backed by high-quality financial partners whose support we greatly value. This financing also now marks the completion of funding for four of our six newbuild vessels on order, with financing for the remaining two vessels progressing well.”

About Navigator Gas

Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 54 semi- or fully-refrigerated liquefied gas carriers, 24 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

For media enquiries or further information, please contact:

Navigator Gas Investor Relations

Email: investorrelations@navigatorgas.com

Randy Giveans

EVP - Investor Relations & Business Development

Email: randy.giveans@navigatorgas.com

1200 Smith Street, Suite 1000, Houston, Texas, U.S.A. 77002

Tel: +1-713-373-6197

Alexander Walster

Media Contact

Email: communications@navigatorgas.com

Verde, 10 Bressenden Place, London, SW1E 5DH, UK

Tel: +44 (0)7857 796 052, +44 (0)20 7045 4114

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward looking statements

This press release contains certain “forward-looking” statements (as defined by the U.S. Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise, except as required by law. We make no prediction or statement about the performance of our common stock.

Category: Financial